UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
AMERICAN COMMERCIAL LINES INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
025195207
(CUSIP Number)
Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 19, 2007
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GVI Holdings, Inc. FEIN 36-4081034

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		5,317,084

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		5,317,084

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,317,084

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	10.5%(1)

14	Type of Reporting Person (See Instructions)

	CO
(1) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer's Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GAMI Investments, Inc. FEIN 36-3992617

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		139,530

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		139,530

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	139,530

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.3%(1)

14	Type of Reporting Person (See Instructions)

	CO
(1) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer's Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Great American Management and Investment, Inc. FEIN 58-1351398

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		5,456,614

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		5,456,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,456,614

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	10.8%(1)

14	Type of Reporting Person (See Instructions)

	OO
(1) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer's Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HY I Investments, L.L.C. FEIN 88-0485739

2	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		1,734,384 (1)

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

1,734,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,734,384 (1)

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

3.4%(2)

14	Type of Reporting Person (See Instructions)

OO
(1) Represents 1,174,712 shares of Common Stock, par value $0.01 per share, together with a Warrant to purchase 559,672 shares of Common Stock held by such Reporting Person.
(2) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer’s Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGI-Managing Member (01), L.L.C. FEIN 40-0002817

2	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		1,734,384 (1)

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

1,734,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,734,384 (1)

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

3.4%(2)

14	Type of Reporting Person (See Instructions)

OO
(1) Represents 1,174,712 shares of Common Stock, par value $0.01 per share, together with a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.
(2) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer’s Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EGI-Fund (05-07) Investors, L.L.C. FEIN 20-2062590

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		1,573,130

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		1,573,130

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,573,130

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	3.1%(1)

14	Type of Reporting Person (See Instructions)

	OO
(1) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer's Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGI-Fund (08-10) Investors, L.L.C. FEIN 20-8871414

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		205,400

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

		205,400

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	205,400

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.4%(1)

14	Type of Reporting Person (See Instructions)

	OO
(1) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer's Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SZ Investments, L.L.C. FEIN 36-4150443

2	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		6,283,932 (1)

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

6,283,932 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,283,932 (1)

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

12.4%(2)

14	Type of Reporting Person (See Instructions)

OO
(1) Includes 559,672 shares of Common Stock issuable upon exercise of a Warrant to purchase Common Stock held by one of the Reporting Persons.
(2) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer's Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

CUSIP No.	025195207	SCHEDULE 13D/A

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chai Trust Company, LLC FEIN 36-4268733

2	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Illinois

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		11,740,546 (1)

EACH	9	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power

11,740,546 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,740,546 (1)

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

23.2%(2)

14	Type of Reporting Person (See Instructions)

OO
(1) Includes 559,672 shares of Common Stock issuable upon exercise of a Warrant to purchase Common Stock held by one of the Reporting Persons.
(2) Based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer’s Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by one of the Reporting Persons.

ITEM 2. Identity and Background
ITEM 3. Source and Amount of Funds or Other Consideration
ITEM 5. Interest in Securities of the Issuer
SIGNATURE

CUSIP No. 025195207	SCHEDULE 13D/A
This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of American Commercial Lines Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1701 East Market Street, Jeffersonville, Indiana 47130. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Items 2, 3 and 5 of the Schedule 13D are hereby amended as follows:
ITEM 2. Identity and Background.
Items 2(a-c) are hereby amended and restated in their entirety as follows:
(a-c) This Statement is being filed by the following beneficial owners of Common Stock: GVI Holdings, Inc., a Delaware corporation (“GVI”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); GAMI Investments, Inc., a Delaware corporation (“GAMI”); Great American Management and Investment, Inc., a Delaware corporation (“Great American”); HY I Investments, L.L.C., a Delaware limited liability company (“HY I”); EGI-Managing Member (01), L.L.C., a Delaware limited liability company (“MM 01”); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). GVI, GAMI, SZI, HY I, Fund 05-07 and Fund 08-10 are sometimes referred to herein as the “Stockholders”. The Stockholders, together with Chai Trust and MM 01, are sometimes referred to herein as the “EGI Entities”.
The officers of each of SZI, HY I, MM 01, Fund 05-07 and Fund 08-10 are as follows:

Samuel Zell	President; Chairman and President of Equity Group Investments, L.L.C. (“EGI”)
William C. Pate	Vice President; Chief Investment Officer and Managing Director of EGI
Philip Tinkler	Treasurer; Chief Financial Officer, Chief Compliance Officer and Treasurer of EGI
The officers of each of GAMI, GVI and Great American are as follows:

Bert Cohen	President; Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
David B. Lawrence	Executive Vice President
Philip Tinkler	Vice President and Assistant Treasurer; Chief Financial Officer, Chief Compliance Officer and Treasurer of EGI
Kellie Zell	Vice President; Mrs. Zell also works as a homemaker.
MM 01 is the managing member of HY I. SZI is the managing member of MM 01, Fund 05-07 and Fund 08-10. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Vice President of EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830

Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin	Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602
James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI
The owner of 100% of the outstanding equity interests of each of GVI and GAMI is Great American. Great American is indirectly held by the Trusts, the trustee of which is Chai Trust, and by Samuel Zell Revocable Trust, the trustee of which is Samuel Zell.
The business address of each EGI Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell, James Bunegar, and David Lawrence is Two North Riverside Plaza, Chicago, Illinois 60606.
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following thereto:
On November 15, 2007, Fund 08-10 acquired 205,400 shares of Common Stock in open-market purchases at between $13.060 and $13.60 per share, at an average purchase price of approximately $13.48 per share, for an aggregate purchase price of $2,769,326.04. All funds used in the acquisition of shares of Common Stock by Fund 08-10 were obtained from the working capital of Fund 08-10.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in their entirety as follows:
(a) and (b) To the best knowledge of the Reporting Persons, there were 50,704,545 shares of Common Stock outstanding as of October 25, 2007, based on (i) 50,144,873 shares of Common Stock, par value $0.01 per share, outstanding as of October 25, 2007, as reported in the Issuer’s Form 10-Q filed November 7, 2007, together with (ii) a Warrant to purchase 559,672 shares of Common Stock held by HY I.
Based upon the (i) 5,317,084 shares of Common Stock as to which GVI shares beneficial ownership; (ii) 139,530 shares of Common Stock as to which GAMI shares beneficial ownership; (iii) 2,771,018 shares of Common Stock as to which SZI shares beneficial ownership; (iv) 1,174,712 shares of Common Stock and 559,672 shares of Common Stock issuable upon exercise of the HY I Warrant, as to each of which HY I shares beneficial ownership; (v) 1,573,130 shares of Common Stock as to which Fund 05-07 shares beneficial ownership; and (vi) 205,400 shares of Common Stock as to which Fund 08-10 shares beneficial ownership,, the aggregate 11,740,546 shares of Common Stock held by the Stockholders, as to which each of which Chai Trust shares beneficial ownership, represent approximately 23.2% of the issued and outstanding Common Stock.
(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Stockholders.
(e) Not applicable.
SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: November 19, 2007
GVI HOLDINGS, INC.
GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
GAMI INVESTMENTS, INC.
SZ INVESTMENTS, L.L.C.
HY I INVESTMENTS, L.L.C.
EGI-MANAGING MEMBER (01), L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR Name: James G. Bunegar
Title: Vice President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)